SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 7, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on June 7, 2005

Amsterdam • 7 June 2005

ING Clarion venture agrees to buy Gables Residential Trust

ING Clarion Partners, a wholly-owned subsidiary of Amsterdam-based ING Group, announced today that it has formed a private equity joint venture to purchase Gables Residential Trust, a U.S.-based real estate investment trust (REIT).

Under the terms of the agreement, the venture managed by ING Clarion will acquire all Gables shares for $43.50 per share in cash, which is approximately equal to the net asset value per share. The purchase price represents a premium of 14% over Gables’ closing share price on 6 June, and an 18% premium over the average share price over the previous 10 days. The total transaction is valued at $2.8 billion, including the assumption and refinancing of $1.2 billion of the company’s outstanding debt and preference shares, plus closing costs and other adjustments. The transaction represents the largest public-to-private REIT transaction to date in the multi-family property sector.

ING will provide $400 million in equity to finance the transaction, with the balance of debt and equity capital being arranged by Lehman Brothers Inc. and its affiliates. ING Clarion, the managing partner of the new joint venture, will provide strategic oversight, fund governance and portfolio management skills to capture the benefits afforded by the private sector, including eliminating public company costs.

Gables Residential Trust is a developer, builder, owner and manager of higher-end multi-family properties. It owns more than 20,000 units, primarily in Atlanta, Houston, South Florida, Austin, Dallas, Tampa, San Diego/Inland Empire and Washington, D.C. The company is based in Boca Raton, Florida, and has 1,300 employees.

The purchase will expand and complement ING Clarion’s existing portfolio, which consists primarily of office, industrial and retail properties and is underweight in multi-family property compared with U.S. benchmarks. ING Clarion is a New York-based real estate investment firm with approximately $22 billion under management and a current multi-family portfolio of approximately 10,000 units. ING Clarion is a unit of ING Real Estate, one of the world’s largest property investment companies with a portfolio of $69 billion.

Completion of the transaction, which is expected to occur at the end of the third quarter of 2005, is subject to approval by Gables’ common shareholders and certain other customary closing conditions. The transaction has been unanimously approved by the company’s board, which will recommend that the common shareholders approve the transaction.

For ING, the transaction is expected to have a positive impact on the Tier 1 ratio of ING Bank NV of 4 basis points.

Press enquiries: William Krauch, ING Clarion Partners, +1 212 883 2602, bill.krauch@ingclarion.com Dorothy Hillenius, ING Group, +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 7, 2005